                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                 Fair Disclosure
                                                                   June 14, 2004
                              HANARO TELECOM, INC.
                          2004 MAY SUBSCRIBER NUMBERS


1. BROADBAND

-------------------------------------------------------------------------
           Products                                 Number of Subscribers
-------------------------------------------------------------------------
Residential    ADSL                                       1,008,214
               Cable Modem                                1,481,711
               ----------------------------------------------------------
               SUB-TOTAL                                  2,489,925
-------------------------------------------------------------------------
Corporate      ADSL                                          18,534
               Cable Modem                                    1,319
               ----------------------------------------------------------
               SUB-TOTAL                                     19,853
-------------------------------------------------------------------------
VDSL                                                        205,995
-------------------------------------------------------------------------
LMDS                                                         24,727
-------------------------------------------------------------------------
Wireless LAN (Note 1)                                        29,560
-------------------------------------------------------------------------
                   TOTAL                                  2,770,060
-------------------------------------------------------------------------
               NET ADDITION                                   3,807
-------------------------------------------------------------------------


2. VOICE

-------------------------------------------------------------------------
           Products                                 Number of Subscribers
-------------------------------------------------------------------------
Residential                                                 725,637
-------------------------------------------------------------------------
Corporate                                                   295,341
-------------------------------------------------------------------------
VoIP                                                         78,153
-------------------------------------------------------------------------
                   TOTAL                                  1,099,131
-------------------------------------------------------------------------
               NET ADDITION                                  25,934
-------------------------------------------------------------------------


3. LEASED LINE

-------------------------------------------------------------------------
           Products                                 Number of Subscribers
-------------------------------------------------------------------------
Leased line                                                   3,437
-------------------------------------------------------------------------
Internet dedicated                                            2,906
-------------------------------------------------------------------------
LMDS(I/D)                                                        11
-------------------------------------------------------------------------
Wireless Internet Dedicated                                       -
-------------------------------------------------------------------------
International Leased Line                                        36
-------------------------------------------------------------------------
                   TOTAL                                      6,390
-------------------------------------------------------------------------
               NET ADDITION                                      85
-------------------------------------------------------------------------


4. GRAND TOTAL

-------------------------------------------------------------------------
                                                    Number of Subscribers
-------------------------------------------------------------------------
                   TOTAL                                  3,875,581
-------------------------------------------------------------------------
               NET ADDITION                                  29,826
-------------------------------------------------------------------------

(NOTE 1)) : BASED ON THE NUMBER OF IDS, THERE ARE CURRENTLY 55,008 WIRELESS LAN
            SUBSCRIBERS.